SEC
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FEB 28 2017

Washington DC
413

17004871

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reorient Financial Markets (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Madison Avenue, Suite 8B
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ringo Lo (852) 2843-1419
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSPC Certified Public Accountants and Advisors, A Professional Corporation
(Name – *if individual, state last, first, middle name*)

546 5th Avenue	New York	NY	10036-5000
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Please see attached ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of ______, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

______
Signature

______
Title

______
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECLARATION

I, Lo, Ming Kit, holder of HK Identity Card No: C657809 (6)

of Suites 3201-3204, One Exchange Square, 8 Connaught Place, Central, Hong Kong

solemnly and sincerely declare that :

I, Ming Kit Lo, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Reorient Financial Markets (USA) LLC for the year ended December 31, 2016 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer,

民政事務總署 HOME AFFAIRS DEPARTMENT

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the Oaths and Declarations Ordinance.

Declared at Central & Western District Office,
in the Hong Kong Special Administrative Region
this day of 23 FEB 2017,
~~through the interpretation of~~
of
the said interpreter having been also first ~~declared~~ that he/she* had truly, distinctly and audibly ~~interpreted~~ the contents of this document to the declarant, ~~and that~~ he/she* would truly and faithfully interpret the ~~declaration about to be administered to him/her*~~.

Before me,

CHEUNG Yiu-kwong, Stefan
Commissioner for Oaths

(signature of declarant)

~~I, , of~~

, solemnly and sincerely declare that I well understand the English ~~and~~ Chinese languages and that I have truly, distinctly and audibly interpreted the contents of ~~this~~ document to the declarant , and that I will truly and faithfully ~~interpret~~ the declaration about to be administered to him/her*.

Declared at
in the Hong Kong Special Administrative Region
this day of
Before me,

~~Commissioner for Oaths~~

(signature of interpreter)

* Please delete where appropriate
HAD 5(S)Rev. 1/2002

REORIENT FINANCIAL MARKETS (USA), LLC
SEC ID No. 8-69154
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2016

This report is deemed PUBLIC

Index to Financial Statements and Supplemental Information
December 31, 2016

MSPC
Certified Public Accountants and Advisors, P.C.
An independent firm associated with Moore Stephens International Limited
MOORE STEPHENS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Reorient Financial Markets (USA), LLC

We have audited the accompanying statement of financial condition of Reorient Financial Markets (USA), LLC as of December 31, 2016, and the related statements of operations, changes in liabilities subordinated to claims of creditors, changes in member's deficit, and cash flows for the year then ended. These financial statements are the responsibility of Reorient Financial Markets (USA), LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reorient Financial Markets (USA), LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 11-14 has been subjected to audit procedures performed in conjunction with the audit of Reorient Financial Markets (USA), LLC's financial statements. The supplemental information is the responsibility of Reorient Financial Markets (USA), LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MSPC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
February 24, 2017

www.mspc-cpa.com
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101

REORIENT FINANCIAL MARKETS (USA), LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets	
Cash	$ 1,405,140
Prepaid expense	14,465
Total assets	**$ 1,419,605**

Liabilities and Member's Deficit	
Liabilities	
Accrued expenses	$ 19,500
Due to related parties	1,043,294
Subordinated borrowings – related party	750,000
Total liabilities	**1,812,794**
Member's Deficit	
Member deficit	(393,189)
Total liabilities and member's deficit	**$ 1,419,605**

The accompanying notes are an integral part of the financial statements.

REORIENT FINANCIAL MARKETS (USA), LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2016

Revenues	**$**	**--**
Expenses		
Salaries and benefits		170,832
Professional fees		55,335
Occupancy		162,376
Equipment rental		40,261
Interest expense		37,500
Communications		38,787
License		6,268
Insurance		12,500
Other expenses		4,831
Total expenses		**528,690**
Net Loss	**$**	**(528,690)**

The accompanying notes are an integral part of the financial statements.

REORIENT FINANCIAL MARKETS (USA), LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED
DECEMBER 31, 2016

Balance – Beginning of Year	$	750,000
Subordinated borrowings during 2016		-
Balance – End of Year	**$**	**750,000**

The accompanying notes are an integral part of the financial statements.

REORIENT FINANCIAL MARKETS (USA), LLC
STATEMENT OF CHANGES IN MEMBER'S DEFICIT
FOR THE YEAR ENDED
DECEMBER 31, 2016

	Member's Deficit
Balance - Beginning of Year	$ (324,499)
Capital contribution	460,000
Net Loss	(528,690)
Balance - End of Year	$ (393,189)

The accompanying notes are an integral part of the financial statements.

REORIENT FINANCIAL MARKETS (USA), LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2016

Cash flows from operating activities		
Net Loss	$	(528,690)
Adjustments to reconcile net (loss) to net cash used in operating activities:		
Changes in operating assets and liabilities		
Decrease in other assets		6,533
Increase in accrued expenses		8,500
Net cash used in operating activities		**(513,657)**
Cash flows from financing activities		
Increase in due to related party		96,224
Capital contribution		460,000
Net cash provided by activities		**556,224**
Increase in cash		**42,567**
Cash, beginning of period		1,362,573
Cash, end of year	**$**	**1,405,140**

Supplementary disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	-
Interest expense		-

The accompanying notes are an integral part of the financial statements.

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Reorient Financial Markets (USA) LLC (the "Company") is a securities broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed in August 2012 as a limited liability company (LLC) in the State of Delaware and has elected to be taxed as a Corporation under guidelines of the U.S. Internal Revenue Code. The Company is engaged in a single line of business as a securities broker-dealer primarily involved with assisting US institutional clients with trading securities in Asian markets. The Company is 100% owned by Wise Point Holdings Limited which is 100% owned by Yunfeng Financial Group Limited. The Company has not commenced revenue-generating activities since inception and the owner will continue funding the business if revenue-generating activities do not commence.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to significant concentrations of credit risk consist primarily of cash. The Company maintains its cash in two accounts with major financial institutions in the United States in the form of demand deposits. Deposits in banks may exceed the amounts of Federal Deposit Insurance Corporation ("FDIC") insurance limits provided on such deposits, currently $250,000. As of December 31, 2016, $635,959 and $269,182 at each of these individual financial institutions was subject to such risk. The Company does not require collateral or other security to support financial instruments subject to credit risk.

Income Taxes

The Company was formed as a limited liability company (LLC) and has elected to be treated as a corporation for Federal and State income tax purposes. The Company accounts for income taxes under the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740 "Income Taxes" ("Topic 740") which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of the assets and liabilities and their reported amounts on the financial statements. The resulting deferred tax assets or liabilities are adjusted to reflect changes in tax laws as they occur. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized. At December 31, 2016, the entire deferred tax asset, which arises primarily from the Company's net operating losses, has been fully reserved because management has determined that it was not "more likely than not" that the net operating loss carry forwards would be realized in the future.

The Company does not believe it has any uncertain tax positions deemed material at December 31, 2016. The Company believes it is subject to U.S. federal and state income tax examinations by tax authorities for all tax periods. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. At December 31, 2016, the Company had no accrued interest or penalties. The Company currently has no federal or state examinations in process.

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business. At December 31, 2016, the Company had no cash equivalents.

NOTE B - RELATED PARTY TRANSACTIONS

SUBORDINATED BORROWINGS

On April 8, 2013 and May 20, 2013, the Company borrowed $300,000 and $450,000, respectively, from Reorient Group Limited, its ultimate parent. The loans are payable three years from date of issuance and incur interest at 5% per annum. The maturity dates of these loans shall automatically extend an additional year unless Reorient Group Limited notifies the Company in writing, with a copy to FINRA, on or before the day thirteen months preceding the maturity dates that the loans are not extended. The loans are subordinated with respect to the payment of principal and interest, as defined in the agreements, to the payment in full of all present and future claims of the Company not similarly subordinated. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. Interest expense in the year ended December 31, 2016 amounted to $37,500.

COST-SHARING AGREEMENT

The Company has a services agreement with Reorient Global Limited whereby the Company pays Reorient Global Limited and Reorient USA, LLC for management, rent and office overhead expenses allocated to the Company. For the year ending December 31, 2016, the Company was charged $15,600 for management related expenses, $154,131 for office rental, $170,832 for staff cost, $40,261 for equipment rent, $38,787 for communication related expenses and $8,244 for other overhead expenses.

NOTE C – OTHER RELATED PARTY TRANSACTIONS

At December 31, 2016, the following expenses are included in the Statement of Operations and paid by the Company to other related parties:

Management fee	$ 15,600	(Reorient Global Limited, a fellow subsidiary of the Company)
Office rental	154,131	(Reorient USA, LLC, a fellow subsidiary of the Company)
Staff costs	170,832	(Reorient USA, LLC, a fellow subsidiary of the Company)
Communication	38,787	(Reorient USA, LLC, a fellow subsidiary of the Company)
Computer rental	14,734	(Reorient USA, LLC, a fellow subsidiary of the Company)
Equipment rental	25,527	(Reorient USA, LLC, a fellow subsidiary of the Company)
Renovation fee	8,244	(Reorient USA, LLC, a fellow subsidiary of the Company)
Total	$ 427,855	

At December 31, 2016 there was a balance due of $1,043,294 due to related parties allocated as follows: Yunfeng Financial Group Limited $71,875, Reorient Global Limited $123,319 and Reorient USA, LLC $848,100. The balance represents unsecured noninterest bearing advances with no formal repayment terms.

NOTE D – INCOME TAXES

At December 31, 2016, the Company had temporary differences of $137,000 and unused net operating loss carry forwards of $1,493,000 which expire between 2033 and 2036.

The components of deferred federal, state and local income taxes at December 31, 2016 are as follows:

Net operating loss carry forward and future interest deductions	$ 796,000
Valuation allowance	(796,000)
Net deferred tax asset	$ -

The change in valuation allowance during 2016 was $(343,000).

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rates of 34% to pretax income from continuing operations for the period ended December 31, 2016 as follows:

U.S. Statutory Rate	34%
Valuation allowance	(34%)
	-

NOTE E – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c31), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides for an alternative net capital requirement which the Company has elected. Regulations require that the minimum net capital, as defined, be equal to the greater of $250,000 or two percent of aggregate debit items arising from customer transactions. At December 31, 2016, the Company had net capital of $342,346 which was $92,346 in excess of its required net capital of $250,000.

NOTE F – SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred between January 1, 2017 and February 24, 2017, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

NOTE G – GOING CONCERN

As disclosed in the Nature of Business section of Note A, the Company has not commenced revenue-generating activities. As a result, the Company incurred a loss during the year of $528,690 and has a member's deficit of $393,189. These factors create an uncertainty about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue. To alleviate this concern, the sole member has pledged to continue to fund the Company's operations in the absence of revenue generation.

REORIENT FINANCIAL MARKETS (USA), LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Net capital		
Member's Deficit	$	(393,189)
Liabilities subordinated to claims of general creditors allowable in computation of net capital		750,000
Non-allowable assets		(14,465)
Net capital before haircuts on securities positions		**342,346**
Haircuts and undue concentration on securities positions		--
Net capital	**$**	**342,346**
2 percent of aggregate debit items as shown in formula reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation		--
Minimum net capital required	$	250,000
Net capital in excess of the greater of 5% of aggregate debit Items or 120% of minimum net capital requirement	$	42,346
Ratio of aggregate indebtedness to net capital		**3.10 to 1**

Reconciliation:

The following is reconciliation at December 31, 2016 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

Unaudited excess net capital	$ 337,846
Audit adjustment to reduce accrued expense	$ 4,500
Audited excess net capital	$ 342,346

The accompanying notes are an integral part of the financial statements.

MSPC
Certified Public Accountants and Advisors, P.C.

An independent firm associated with Moore Stephens International Limited
MOORE STEPHENS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Reorient Financial Markets (USA), LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with the exemption provisions of SEC Rule 15c3-3, in which (1) Reorient Financial Markets (USA), LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Reorient Financial Markets (USA), LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i) and (k)(2)(ii).) (the "exemption provisions") and (2) Reorient Financial Markets (USA), LLC stated that Reorient Financial Markets (USA), LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Reorient Financial Markets (USA), LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reorient Financial Markets (USA), LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MSPC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
February 27, 2017

www.mspc-cpa.com
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101

REORIENT FINANCIAL MARKETS (USA), LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) and (ii) of the Rule.

REORIENT FINANCIAL MARKETS (USA), LLC
EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5
DECEMBER 31, 2016

Reorient Financial Markets (USA) LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Reorient Financial Markets (USA) LLC operates pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Ming Kit Lo, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

____
Name, Title CFO

Date: Feb 23, 17